 **ANDERSEN**

May 16, 2002

Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Arthur Andersen LLP

Suite 400
2301 McGee Street
Kansas City MO 64108-2604

Tel 816 802 5200

www.andersen.com

Dear Sir/Madam:

We have read Item 4 included in the Form 8-K dated May 14, 2002, of PSF Group Holdings, Inc. to be filed with the Securities and Exchange Commission and are in agreement with the statements contained therein.

Very truly yours,

Arthur Andersen LLP